                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 6)1

                               JARDEN CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                   471109 10 8
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

          Note.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

_____________________

     1    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

          The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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CUSIP No. 471109 10 8                     13D             Page 2 of 7 Pages
-------------------------------   -----------------  ---------------------------

================================================================================

      1            NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              STEEL PARTNERS II, L.P.
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      2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                         (b) / /
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      3            SEC USE ONLY

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      4            SOURCE OF FUNDS*
                        WC
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      5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                            / /
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      6            CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF           7   SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 822,200
    OWNED BY       -------------------------------------------------------------
      EACH             8   SHARED VOTING POWER
    REPORTING
   PERSON WITH                 -0-
                   -------------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER

                               822,200
                   -------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
      11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                         822,200
--------------------------------------------------------------------------------
      12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
      13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         5.8%
--------------------------------------------------------------------------------
      14           TYPE OF REPORTING PERSON*

                         PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 471109 10 8                     13D             Page 3 of 7 Pages
-------------------------------   -----------------  ---------------------------

================================================================================

      1            NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
      2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3            SEC USE ONLY

--------------------------------------------------------------------------------
      4            SOURCE OF FUNDS*
                         OO
--------------------------------------------------------------------------------
      5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                             / /
--------------------------------------------------------------------------------
      6            CITIZENSHIP OR PLACE OF ORGANIZATION

                         USA
--------------------------------------------------------------------------------
   NUMBER OF           7   SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 822,200
    OWNED BY       -------------------------------------------------------------
      EACH             8   SHARED VOTING POWER
   REPORTING
  PERSON WITH                  -0-
                   -------------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER

                               822,200
                   -------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
      11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                          822,200
--------------------------------------------------------------------------------
      12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                          / /
--------------------------------------------------------------------------------
      13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          5.8%
--------------------------------------------------------------------------------
      14            TYPE OF REPORTING PERSON*

                          IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 471109 10 8                     13D             Page 4 of 7 Pages
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          The following  constitutes  Amendment No. 6 ("Amendment No. 6") to the
Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule
13D as specifically  set forth.  The Reporting  Persons are aware of the 2-for-1 split of the  Issuer's  Common  Stock  adopted by the Issuer on May 2, 2002 (the
"Split"). The Reporting Persons' beneficial ownership of and transactions in the
Shares reported in this Amendment No. 6 is presented on a post-Split basis.

    Item 1 is hereby amended to read as follows:

Item 1.     Security and Issuer.
            -------------------

          This  statement  relates to shares (the "Shares") of the common stock,
$.01 par value per share ("Common Stock"), of Jarden Corporation (the "Issuer").
The principal  executive offices of the Issuer are located at 555 Theodore Fremd
Avenue, Rye, New York 10580.

    Item 3 is hereby amended to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

          The  aggregate  purchase  price of the 822,200  Shares of Common Stock owned by Steel  Partners II is  $5,308,284.  The Shares of Common Stock owned by
Steel Partners II were acquired with partnership funds.

     Item 5(a) is hereby amended to read as follows:

          (a) The aggregate  percentage of Shares of Common Stock reported owned by each person named herein is based upon 14,138,568 Shares  outstanding,  which is the total  number of Shares of Common  Stock  outstanding  as reported in the
Issuer's Form 10-Q for the quarter ended March 31, 2002 on a post-Split basis.

          As of the  close  of  business  on  June 7, 2002,  Steel  Partners  II beneficially  owned 822,200 Shares of Common Stock,  constituting  approximately
5.8% of the Shares  outstanding.  Mr.  Lichtenstein  beneficially  owned 822,200
Shares,   constituting  approximately  5.8%  of  the  Shares  outstanding.   Mr.
Lichtenstein  has sole voting and dispositive  power with respect to the 822,200
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

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CUSIP No. 471109 10 8                     13D             Page 5 of 7 Pages
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     Item 5(c) is hereby amended to add the following:

          (c) Schedule A annexed hereto lists all  transactions  in the Issuer's
Common Stock by the Reporting Persons since Amendment No. 5 to the Schedule 13D.
All of such transactions were effected in the open market.

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CUSIP No. 471109 10 8                     13D             Page 6 of 7 Pages
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                                   SIGNATURES
                                   ----------

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:   June 11, 2002                       STEEL PARTNERS II, L.P.

                                             By:  Steel Partners, L.L.C.
                                                  General Partner

                                             By: /s/ Warren G. Lichtenstein
                                                 --------------------------
                                                 Warren G. Lichtenstein
                                                 Chief Executive Officer

                                                 /s/ Warren G. Lichtenstein
                                                 -------------------------------
                                                 WARREN G. LICHTENSTEIN

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CUSIP No. 471109 10 8                     13D             Page 7 of 7 Pages
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================================================================================

                                   SCHEDULE A

                        Transactions in the Shares Since
                        --------------------------------
            Amendment No. 5 to the Schedule 13D on a Post-Split Basis
            ---------------------------------------------------------

          Shares of
        Common Stock             Price Per                Date of
     Purchased / (Sold)           Share($)           Purchase / (Sale)
     ------------------          ---------          -----------------

                             STEEL PARTNERS II, L.P.
                             -----------------------
           (30,000)                17.5161                (4/19/02)
           (20,000)                17.1245                (4/22/02)
           (34,400)                17.8957                (5/03/02)
            (8,000)                18.3844                (5/06/02)
           (12,000)                18.4078                (5/07/02)
            (7,600)                18.4100                (5/16/02)
           (10,000)                18.8744                (5/23/02)
            (1,000)                18.5744                (5/29/02)
            (5,200)                18.5313                (5/30/02)

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None